UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 6)


                               WINMARK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399817 10 5
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                                 (CUSIP Number)


                          MACKALL, CROUNSE & MOORE, PLC
                                 1400 AT&T TOWER
                              901 MARQUETTE AVENUE
                           MINNEAPOLIS, MN 55402-2859
                       ATTN: G. THOMAS MACINTOSH II, ESQ.
                                 (612) 305-1400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 3, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                    (Cover page continued on next two pages)



                                - Page 1 of 5 -

                                  SCHEDULE 13D

-----------------------------------------------------
CUSIP NO.         399817  10  5
-----------------------------------------------------

----------- --------------------------------------------------------------------
 1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            K. JEFFREY DAHLBERG

----------- --------------------------------------------------------------------
 2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]


----------- --------------------------------------------------------------------
 3
            SEC USE ONLY


----------- --------------------------------------------------------------------
 4
            SOURCE OF FUNDS*

                     N/A
----------- --------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               [ ]


----------- --------------------------------------------------------------------
 6
            CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
----------- --------------------------------------------------------------------
       NUMBER OF           7
                                    SOLE VOTING POWER
        SHARES
                                             630,665
                          --------- --------------------------------------------
     BENEFICIALLY          8
                                    SHARED VOTING POWER
       OWNED BY
                                             279,250
                          --------- --------------------------------------------
                           9
         EACH                       SOLE DISPOSITIVE POWER

       REPORTING                             630,665
                          --------- --------------------------------------------
        PERSON            10
                                    SHARED DISPOSITIVE POWER
         WITH
                                             279,250
------------------------- --------- --------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     909,915
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]


----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.2%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

                    IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - Page 2 of 5 -

ITEM 1.  SECURITY AND ISSUER.

         This filing relates to the common stock, no par value (the "Common Stock"), of Winmark Corporation, f/k/a Grow Biz International, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive office is 4200 Dahlberg Drive, Minneapolis, Minnesota 55422.



ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by K. Jeffrey Dahlberg, referred to herein as the "Reporting Person."

         (a) Name: K. Jeffrey Dahlberg

         (b) Address: 1040 High Lake View, Colorado Springs, CO 80906

         (c) Principal Occupation: Investor

         (d) Criminal Proceedings: None

         (e) Civil Proceedings: None

         (f) Citizenship: United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person currently holds the shares of Common Stock set forth on the cover pages hereof for investment purposes only and not as part of any group.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owned the amount of Common Stock set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 5,607,197 shares of Common Stock outstanding) represented by the shares of Common Stock beneficially owned by the Reporting Person.



                                - Page 3 of 5 -

                                         Percentage of
                     Shares of            Outstanding
                   Common Stock           Common Stock
                   ------------           ------------
                      909,915                16.2%

         (b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference. The 279,250 shares listed with shared voting and dispositive power are owned by a trust for Mr. Dahlberg's children, of which his wife is sole trustee. Mr. Dahlberg disclaims beneficial ownership of such shares.

         (c) Effective March 3, 2003, the Responding Person sold, and the issuer purchased, 200,000 shares of the Common Stock at a price per share of $9.375. The sale was effected pursuant to the issuer's existing share repurchase plan. During the 60 days prior to March 3, 2003, the Responding Person sold in 17 transactions on the open market a total of 28,535 shares for an aggregate consideration of $284,459 and a weighted average price per share of $9.97.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.




                                - Page 4 of 5 -

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2003




                                                /s/ K. Jeffrey Dahlberg
                                                -----------------------
                                                K. Jeffrey Dahlberg











                                - Page 5 of 5 -